Form 10KSB, Exhibit 13
period 1996-06-30
USA INTERNATIONAL CHEMICAL INC
filed 1996-09-24
CIK 840399

[USA INTERNATIONAL CHEMICAL, INC.]
20720 Ventura Boulevard, Suite 210, Woodland Hills, California 91364
    Mail:  P.O. Box 5020, Woodland Hills, California 91365-4010
                (818) 346-9595 * Fax (818) 346-1570



May 17, 1996

Dear Shareholder,

Since the change of Company's management in September 1994, we have continued to review and evaluate potential business opportunities with the goal of acquiring or merging with a private operating company, or to seek out other viable business opportunities that could increase stockholder equity. The Company has not identified a prospective business for acquisition, has not targeted any particular business or industry within which it will seek an acquisition, nor does it have a letter of intent, agreement in principle, or other agreement to acquire a business. However, management believes that it is taking positive steps toward these goals and is expending its efforts constructively in this area.

We have enclosed our Notice of Annual Meeting of Shareholders and Form 10-QSB as filed with the Securities and Exchange Commission for the quarter ended March 31, 1996. As you will note from the attached financial statements, the Company has minimal assets, minimal liabilities, and no current revenue producing activities. In an effort to keep operating expenses as low as possible, the Company is not currently and does not intend in the foreseeable future to pay cash remuneration to its officers and directors. Certain office expenses are being financed by principal shareholders resulting in no cost to the Company. If additional funds are needed to carry on the business of the Company, it is anticipated that the majority shareholders of the Company would provide such funding either through further investments in the Company or advances to the Company. Current management has an investment in the Company and will use its best efforts to try to enhance the value of the Company for all shareholders.

Although your company's stock is relatively inactive, it is quoted in the Over-the-Counter Market's Electronic Bulletin Board under the symbol USXC.

We invite you to attend our annual meeting which will be held on May 29, 1996 at 10:00 a.m. at 20720 Ventura Boulevard, Suite 210, Woodland Hills, CA 91364. We will continue to keep you informed of the progress of the Company and welcome your continued support.

Sincerely,

Yale Farar

Yale Farar
Enclosure